Exhibit 99.1

Cellect Biotechnology to Present at the 2020 Cell & Gene Meeting on the Mesa

Management to Highlight Progress in Bone Marrow Transplant (BMT) and Chimeric Antigen Receptor T Cell (CAR T) Business Collaborations

Tel Aviv, Israel September 21, 2020 – Cellect Biotechnology Ltd. (NASDAQ: “APOP”), a developer of innovative technology which enables the functional selection of cells facilitating safer and more efficacious cell and gene therapies, today announced that the leadership will be presenting at the Cell & Gene Meeting on the Mesa, which is being held from October 12th – 16th. In addition to providing an overview of the Company, the management team will provide a progress update on the clinical and development programs and an overview of the Company’s business strategy. Management will be virtually meeting cell and gene therapy companies to support collaborations.

“This is one of the most prestigious meetings for our industry, and despite it being virtual this year due to the COVID-19 pandemic, it will not dampen our enthusiasm” commented Dr. Yarkoni. We have successfully adjusted our operations, and we continue to make significant progress with our Israel and U.S.-based clinical trials. We are also taking meaningful steps to accelerate nearer-term revenue opportunities as we are collaborating with several partners that are looking to leverage our technology platform to help improve their products, especially in high-growth areas such as CAR T, NK (natural killers) and MSC’s. We are looking forward to sharing the progress we have made and also look forward to meeting with current and potential partners developing cell and gene therapies.”

To schedule a meeting with the Company’s Chief Executive Officer, Dr. Shai Yarkoni or Chief Operating Officer, Amos Ofer, please request a meeting through the meeting portal and/or contact the Company direct at shai@cellect.co or amoso@cellect.co. The presentation will be available on the Company’s website prior to the commencement of the meeting. The Cell & Gene Meeting on the Mesa is the sector’s foremost annual conference bringing together senior executives and top decision-makers in the industry to advance cutting-edge research into cures.

About Cellect Biotechnology Ltd.

Cellect Biotechnology (APOP) has developed a breakthrough technology, for the functional selection of cells that aims to improve the robustness, safety and efficacy of a variety of cell and gene therapies. The Company’s technology can be used by researchers, clinical community and pharma companies in a wide variety of applications including next generation Car T, NK, MSC and gene therapies.

The Company is also developing its own product that is an improved BMT which is in a current clinical trial for cancer treatment.

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Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss Cellect’s expectations regarding timing of the commencement of its planned U.S. clinical trial and its plan to reduce operating costs. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company’s history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company’s ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; the Company’s ability to obtain regulatory approvals; the Company’s ability to obtain favorable pre-clinical and clinical trial results; the Company’s technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company’s clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company’s industry; unforeseen scientific difficulties may develop with the Company’s technology; the Company’s ability to retain or attract key employees whose knowledge is essential to the development of its products; and the Company’s ability to pursue any strategic transaction or that any transaction, if pursued, will be completed. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+972-9-974-1444

Or

EVC Group LLC

Michael Polyviou

(732) 933-2754

mpolyviou@evcgroup.com

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